March 10, 2014

Martin James

Senior Assistant Chief Accountant

Dennis Hult

Staff Accountant

United States

Securities & Exchange Commission

Washington, D. C. 20549

RE: US-Dadi Fertilizer Industry International, Inc.

Dear Mr. James,

This letter is in response to your letter of March 5, 2014.   Please note that the Company has already filed an 8k changing auditors.   Concurrent with this letter an 8k for non reliance is being filed and the Company’s new auditor is re-auditing 2012.    Thus going forward no filings will be submitted which contain an audit report of Sam Kan & Company.

Very truly yours,

/s/ Haitao Liu

Haitao Liu, CEO

US-Dadi Fertilizer Industry International, Inc.